# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Psyence Biomedical Ltd., CIK 0001985062
CUSIP: 74449F209
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario Canada (A6), M5H 2K1
Date of event which requires filing of this statement: 03/25/2025
Filed by CIK 0002009573
Persons authorized to receive notices and communications: Adri Botha, Psyence Group Inc., 121 Richmond St West, Penthouse Ste 1300, Toronto, Ontario Canada (A6), M5H 2K1, (416) 346-7764

## Reporting persons
- Psyence Group Inc. (CIK 0002009573): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 678,722; shared voting power 0; sole dispositive power 678,722; shared dispositive power 0; aggregate amount beneficially owned 678,722 (14.99% of the class)
  Comment: (1) Consists of 678,722 common shares, without par value ("Common Shares") of Psyence Biomedical Ltd. (the "Issuer") held by Psyence Group Inc. ("PGI" or the "Reporting Person"). Because PGI is managed by a board of directors consisting of more than three members, none of the directors of PGI are deemed to be a beneficial owner of the securities held by PGI.
  
  (2) Percentage based on 4,527,128 outstanding Common Shares as of March 20, 2025, as reported by the Issuer directly to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Psyence Biomedical Ltd.
Address of issuer's principal executive offices: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario Canada (A6), M5H 2K1

## Item 2. Identity and Background
Name of person filing:
This Schedule is being filed on behalf of the following entity (the "Reporting Person"):

Psyence Group Inc.
Residence or business address:
The principal business and principal office address of the Reporting Person is as follows:

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1
Present principal occupation or employment: The Reporting Person is a life science biotechnology company listed on the Canadian Securities Exchange (CSE:PSYG) with a focus on natural psychedelics.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Report Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Psyence Group Inc. is a corporation organized under the laws of Ontario, Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the Common Shares to which this Schedule 13D relates were acquired by the Reporting Person in connection with the following transactions:

(i) On July 31, 2023, the Reporting Person entered in an Amended and Restated Business Combination Agreement, dated July 31, 2023 (as amended, the "BCA"), with the Issuer, Newcourt Acquisition Corp, a Cayman Islands exempted company ("NCAC"), Newcourt SPAC Sponsor LLC, a Delaware limited liability company ("Sponsor"), Psyence (Cayman) Merger Sub, a Cayman Islands exempted company and a direct and wholly owned subsidiary of the Issuer ("Merger Sub"), Psyence Biomed Corp., a corporation organized under the laws of British Columbia, Canada ("Original Target"), and Psyence Biomed II Corp., a corporation organized under the laws of Ontario, Canada ("Psyence II").

The following transactions occurred pursuant to the terms of the BCA (collectively, the "Business Combination") at or prior to the effective time of the merger described herein below (the "Effective Time"): (i) immediately before the Effective Time, the Reporting Person contributed all of the issued and outstanding shares and other equity securities of Psyence II to the Issuer in exchange for 66,666 Common Shares (the "Company Exchange"); (ii) following the Company Exchange, Merger Sub merged with and into NCAC, with NCAC surviving the merger and each outstanding ordinary share of NCAC was converted into the right to receive one Common Share; and (iii) each outstanding warrant to purchase NCAC Class A ordinary shares was converted into a warrant to acquire one Common Share on substantially the same terms as were in effect immediately prior to the Effective Time under their terms.

The Closing of the Business Combination occurred on January 25, 2024. The Reporting Person acquired 66,666 Common Shares as consideration in connection with the Closing of the Business Combination.

(ii) On September 17, 2024, the Reporting Person and the Issuer entered into a Share Purchase and Sale Agreement (the "Psylabs Purchase Agreement") for the acquisition of an erstwhile 11.13% stake in Psyence Labs Ltd ("Psylabs" and such acquisition, the "Psylabs Acquisition"). Per the terms of the Psylabs Acquisition, the Issuer issued, to the Reporting Person, Common Shares valued at $1.1 million, at $41.25 per share, in exchange for the Reporting Person's stake in PsyLabs. On September 27, 2024, the Reporting Person and the Issuer entered into the Psylabs Purchase Agreement Addendum, pursuant to which the parties agreed that (i) in the event that the average VWAP for the ten trading days prior to January 15, 2025 is lower than $41.25, the Company is also required to make a "make whole payment" in cash or Common Shares, as set forth in the PsyLabs Purchase Agreement and (ii) the Company will register the resale of the Common Shares, as set forth in the PsyLabs Purchase Agreement. In addition, the parties agreed to extend the date by which the conditions precedent need to be met, from October 31, 2024 to November 30, 2024. On October 28, 2024, the transactions contemplated by the Psylabs Purchase Agreement, as amended, was closed and the Company issued 26,667 Common Shares (the "Psylabs PA Shares") to the Reporting Person pursuant to the terms of the Psylabs Purchase Agreement. On December 17, 2024, the Company issued 257,021 Common Shares to the Reporting Person pursuant to its make-whole obligations under the Psylabs Purchase Agreement Addendum.

Effective November 26, 2024, the Issuer underwent a 75-to-1 reverse stock split of the Shares. The figures above are on a post-split basis.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is deemed to beneficially own an aggregate of 678,722 Common Shares.

The foregoing represents beneficial ownership of approximately 14.99% of the outstanding Common Shares based on 4,527,128 outstanding Common Shares as of March 20, 2025, as reported by the Issuer to the Reporting Person
Number of shares as to which each person has sole or shared power to vote or dispose: The board of directors of the Reporting Person has the sole power to dispose or direct the disposition of all of the Common Shares that the Reporting Person beneficially owned as of March 20, 2025.
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1.1 Amended and Restated Business Combination Agreement, dated as of July 31, 2023, by and among Newcourt Acquisition Corp, Newcourt SPAC Sponsor LLC, Psyence Group Inc., Psyence Biomedical Ltd., Psyence (Cayman) Merger Sub, Psyence Biomed Corp. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).

1.2 First Amendment to the Amended and Restated Business Combination Agreement, dated as of November 9, 2023, by and among Newcourt Acquisition Corp, Newcourt SPAC Sponsor LLC, Psyence Group Inc., Psyence Biomedical Ltd., Psyence (Cayman) Merger Sub, Psyence Biomed Corp. and Psyence Biomed II Corp. (incorporated by reference to Exhibit 2.3 to the Company's Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).

1.2 Share Purchase and Sale Agreement, dated as of September 17, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence Labs Ltd. (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on September 20, 2024).

1.3 First Addendum to Share Purchase and Sale Agreement, dated as of September 27, 2024, by and among Psyence Biomedical Ltd., Psyence Group. Inc. and Psyence Labs Ltd. (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on October 8, 2024).

## Signatures
- Psyence Group Inc.: /s/ Adri Botha, Adri Botha/CFO (03/25/2025)